UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-35190

TAOMEE HOLDINGS LIMITED

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOMEE HOLDINGS LIMITED

By:	/s/ Paul Keung

Name:	Paul Keung
Title:	Chief Financial Officer

Date: May 30, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

TAOMEE REPORTS FIRST QUARTER 2012 UNAUDITED

FINANCIAL RESULTS

(Shanghai, China – May 30, 2012) – Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today reported its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Financial Highlights

•	Total net revenues were US$10.4 million, an increase of 21.9% from US$8.6 million in the fourth quarter 2011 and a decrease of 15.9% from US$12.4 million in the first quarter 2011.

•	Gross margin was 79.6% compared to 81.3% in the fourth quarter 2011 and 84.2% in the first quarter 2011.

•	Net income attributable to the holders of ordinary shares was US$ 1.6 million, compared with US$1.6 million in the fourth quarter of 2011 and US$9.0 million in the first quarter of 2011.

•

Basic and diluted earnings per ADS[1] were US$0.04 and US$0.04, respectively, compared with US$0.04 and US$0.04, respectively, in the fourth quarter 2011 and US$0.31 and US$0.29 respectively, in the first quarter 2011.

•	Non-GAAP net income attributable to holders of ordinary shares was US$2.2 million, compared with US$2.3 million in the fourth quarter 2011 and US $5.6 million in the first quarter of 2011.

•

Non-GAAP basic and diluted earnings per ADS were US$0.06 and US$0.06, respectively, compared with US$0.06 and US$0.06, respectively, in the fourth quarter 2011 and US$0.20 and US$0.18, respectively, in the first quarter 2011.

“We started 2012 with a quarter of solid financial and operational results,” said Mr. Benson Wang, co-founder and CEO of Taomee, “in the first quarter of 2012, our virtual communities had more than 42 million active accounts, a new quarterly high for the Company and reflected year-over-year increases across all of our branded virtual communities. Our achievements resulted from our tactical investment in recent quarters to grow our user base and increase user engagement.

This quarter, we have also expanded our content offerings across multiple media platforms, including the release of new mobile applications and games for the wireless platform, an increase in number of broadcasted TV animation series and channel partners, and the launch of an online video portal for children. We believe we have enhanced the influence of our brands and franchises, and we are excited about the long term prospects of our business.”

[1]	Each American Depositary Share (“ADS”) represents twenty ordinary shares

Operational Results for First Quarter 2012

•

For the first quarter of 2012, the number of active accounts for the Company’s games under operation in mainland China increased 57% to a record high of approximately 42.3 million from 27.0 million in the fourth quarter of 2011 and increased 55% from 27.3 million in the first quarter of 2011.

•

Active paying accounts for the Company’s virtual worlds under operation in mainland China increased to 1.9 million from 1.7 million in the fourth quarter of 2011 and down from 2.7 million in the first quarter of 2011.

•

The sequential and year over year increases in active accounts were due to the results of the strategy to temporarily decelerate monetization in an effort to attract new users and enhance user stickiness. The sequential increase of active paying accounts was due to seasonality as the first quarter has more non-school days.

Unaudited Financial Results for First Quarter 2012

Total Net Revenues

Total net revenues were US$10.4 million, compared with US$8.6 million in the fourth quarter 2011 and US$12.4 million in the first quarter 2011.

Net online business revenues were US$9.3 million, compared with US$7.5 million in the fourth quarter 2011 and US$11.8 million in the first quarter 2011. The quarter-over-quarter increase was primarily due to seasonality as the first quarter has more non-school days. The year-over-year decrease was as a result of the Company’s continued strategy to temporarily decelerate monetization to attract new users and increase user stickiness.

Net offline business revenues were US$1.1 million, compared with US$1.1 million in the fourth quarter 2011 and US$0.6 million in the first quarter 2011. The year-over-year increase was mainly due to a rise in revenue from merchandise and book licensing.

Total Cost of Services

Total cost of services was US$2.1 million, compared with US$1.6 million in the fourth quarter 2011 and US$2.0 million in the first quarter 2011.

Online business related costs were US$1.7 million, compared with US$1.3 million in the fourth quarter 2011 and US$1.7 million in the first quarter 2011. The sequential increase was primarily due to an increase in hosting costs related to the wireless products and the year-over-year increase was mainly due to an increase in both headcount costs and hosting costs partially offset by the decrease of bandwidth and prepaid card production costs.

Offline business related costs were US$0.4 million in the first quarter 2012, compared with US$0.3 million in the fourth quarter 2011 and US$0.3 million in the first quarter 2011. The sequential and year-over-year increases were mainly due to an increase in headcount and share-based compensation.

Gross Profit and Gross Margin

Gross profit was US$8.3 million, compared with US$7.0 million in the fourth quarter 2011 and US$10.4 million in the first quarter 2011.

Gross margin was 79.6%, compared with 81.3% in the fourth quarter 2011 and 84.2% in the first quarter 2011.

Gross margin for the online business was 81.4%, compared with 82.1% in the fourth quarter of 2011 and 85.8% in the first quarter of 2011.

Gross margin for the offline business was 63.9%, compared with 75.3% in the fourth quarter of 2011 and 53.8% in the first quarter 2011.

Total Operating Expenses

Total Operating expenses were US$7.5 million, compared with US$6.4 million in the fourth quarter 2011 and US$4.6 million in the first quarter 2011.

•

Product development expenses were US$3.3 million, compared with US$3.1 million in the fourth quarter 2011 and US$2.1 million in the first quarter 2011. The sequential and year-over-year increases were primarily due to an increase in headcount, share-based compensation and incremental costs related to new social welfare regulations.

•

Sales and marketing expenses were US$2.2 million, compared with US$1.6 million in the fourth quarter 2011 and US$1.0 million in the first quarter 2011. The sequential increase was mainly due to an increase in advertising expense and year-over-year increase was largely due to an increase in both advertising expenses and animation related expenses.

•

General and administrative expenses were US$2.7 million, compared with US$2.1 million in the fourth quarter 2011 and US$1.6 million in the first quarter 2011. The sequential increase was largely related to an increase in professional service fees and the year-over-year increase was mainly due to an increase in headcount expenses and share-based compensation.

Share of Profit in Equity Investment

Share of profit in equity investment was US$0.2 million, compared with a loss of US$0.3 million in the fourth quarter 2011 and US$4.0 million in the first quarter 2011. The year-over-year decrease was mainly due to a US$3.7 million gain realized from the sale of 10.5% equity method interest in Elyn Corporation in February 2011.

Profit from Operations

Profit from operations was US$0.8 million, compared with US$0.6 million in the fourth quarter 2011 and US$5.8 million in the first quarter 2011.

Net Income

Net income attributable to holders of ordinary shares was US$1.6 million, compared with US$1.6 million in the fourth quarter 2011 and US$9.0 million in the first quarter 2011.

Non-GAAP net income attributable to shareholders was US$2.2 million, compared with US$2.3 million in the fourth quarter 2011 and US$5.6 million in the first quarter 2011.

Basic and diluted earnings per ADS were US$0.04 and US$0.04, respectively, compared with US$0.04 and US$0.04, respectively, in the fourth quarter 2011, and US$0.31 and US$0.29, respectively in the first quarter 2011.

Non-GAAP basic and diluted earnings per ADS were US$0.06 and US$0.06, respectively, compared with US$0.06 and US$0.06, respectively, in the fourth quarter 2011, and US$0.20 and US$0.18, respectively, in the first quarter 2011.

Cash and Cash Equivalents

As of March 31, 2012, the Company had US$121.1million of cash and cash equivalents, compared with US$120.7 million as of December 31, 2011.

Business Highlights

On January 6, 2012, Taomee launched its online video website of v.61.com in cooperation with iQiyi.com and Youku.com.

In March 2012, Taomee started broadcasting Season 2 of Mole’s World animation series on over 100 channels throughout China.

In the first quarter 2012, Taomee released three games and applications for Apple iOS, Mole Kart, Mole Baby and Taomee Mum. As of the end of the first quarter 2012, the accumulated downloads for Taomee wireless applications and games reached over 4 million times.

In April 2012, Taomee further released six e-books for Apple iOS featuring the Mole’s World franchise; all six books reached the top download list in the first week of release.

In May 2012, Taomee co-launched mobile phones and tablets designed for children featuring Mole’s World and Seer franchises, further expanding electronic product offerings.

Outlook for Second Quarter 2012

For the second quarter of 2012, Taomee estimates that total net revenues may decline by approximately 10% quarter over quarter due to seasonality.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. For the three months ended March 31, 2011, the Company also excluded its one time gain from selling its equity investment in Elyn Corporation from net income attributable to the Company’s shareholders and earnings per ADS, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results,. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 8:00 p.m. Eastern Standard Time (New York) on Wednesday, May 30, 2012 (which is 8:00 a.m. in China on Thursday, May 31, 2012).

The dial-in details for the live conference call are:

U.S. toll-free number	+1-866-519-4004
Hong Kong toll-free number	800-930-346
International dial-in number	+65-6723-9381
China Mainland dial-in number	400-620-8038
Passcode	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-eventDetails&EventId=4728668

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 p.m. Eastern Standard Time on May 30, 2012 through June 6, 2012 10:00 a.m. Eastern Standard Time. The dial-in details for the telephone replay are:

Conference ID number:	83540378
International dial-in number	+612-8235-5000
China dial-in number	+400-692-0026

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China driven to deliver exceptional entertainment to children and families. Founded in 2007, Taomee is one the first companies in Greater China to develop animated franchises for children through online virtual world that are both fun and educational. The Company’s virtual worlds are widely trusted by millions of parents and caregivers across Asia. The Company’s Mole’s World and Seer franchises and characters have reached millions of children and families through virtual worlds, books, monthly print magazines, mobile applications, animated television series and movies. For more information, please visit: http://www.taomee.com/en_taomee.html

•	Visit online virtual world communities at www.61.com

•	Watch animations and films at http://v.61.com/

•	Download mobile games and applications at http://m.61.com/

•	Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its final prospectus dated June 10, 2011. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Taomee Holdings Limited

Email: ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	March 31	December 31
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$121,116,525	$120,678,898
Accounts receivable	1,632,875	1,422,534
Due from related parties	37,257	202,267
Prepayments and other current assets	1,383,307	1,514,565
Deferred tax assets, current	3,250,810	3,247,404

Total current assets	127,420,774	127,065,668

Investments in equity method investees	2,621,361	2,406,111
Property and equipment, net	2,024,995	2,405,576
Acquired intangible assets	1,380,600	1,379,154
Other assets	3,349,309	1,197,907

TOTAL ASSETS	$136,797,039	$134,454,416

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$120,860	$221,820
Income tax payable	2,345,854	2,187,076
Advance from customers	10,150,886	10,223,309
Due to related parties	116,127	66,104
Deferred revenue	13,251,808	12,912,939
Deferred tax liabilities, current	10,922	10,910
Accrued expenses and other current liabilities	5,433,793	5,680,706

Total current liabilities	31,430,250	31,302,864

Equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 730,900,680 and 728,427,520 shares issued; 728,427,520 and 728,427,520 outstanding as of December 31, 2011 and March 31, 2012, respectively)	14,569	14,618
Treasury stock		(562,502)
Additional paid-in capital	70,786,836	70,782,370
Retained earnings	32,150,790	30,550,850
Accumulated other comprehensive income	2,414,594	2,366,216

Total equity	$105,366,789	$103,151,552

TOTAL LIABILITIES AND EQUITY	136,797,039	134,454,416

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	March 31,	December 31,	March 31,
	2012	2011	2011
Revenues:
Online business, net	$9,331,748	$7,479,824	$11,775,969
Offline business, net	1,098,999	1,077,778	622,806

Total net revenues	10,430,747	8,557,602	12,398,775

Cost of services
Online business	(1,735,379)	(1,335,365)	(1,667,624)
Offline business	(397,208)	(265,802)	(287,519)

Total cost of services	(2,132,587)	(1,601,167)	(1,955,143)

Gross profit	8,298,160	6,956,435	10,443,632

Operating income (expenses):
Product development	(3,264,035)	(3,070,379)	(2,092,025)
Sales and marketing	(2,205,483)	(1,639,118)	(1,034,939)
General and administrative	(2,732,887)	(2,141,589)	(1,648,904)
Other operating income	664,014	492,671	174,196

Total operating expenses	(7,538,391)	(6,358,415)	(4,601,672)

Profit from operations	759,769	598,020	5,841,960

Interest income, net	624,196	689,590	105,392
Other income (expenses), net	253,076	733,409	4,633

Income before income taxes and share of profit in equity method investments	1,637,041	2,021,019	5,951,985

Income tax benefit (expense)	(252,351)	(128,279)	(799,404)

Share of profit (loss) in equity method investments	215,250	(274,039)	3,976,684

Net income	1,599,940	1,618,701	9,129,265

Less: Deemed dividends on Series A convertible redeemable preferred shares	—	—	(119,516)

Net income attributable to holders of ordinary shares	$1,599,940	$1,618,701	$9,009,749

Earnings per ADS
-Basic	$0.04	$0.04	$0.31

-Diluted	$0.04	$0.04	$0.29

Weighted average number of shares used in calculation
-Basic	728,427,520	728,876,950	450,000,000

-Diluted	756,386,776	758,032,650	482,579,336

	In USD, except for share data For three months ended
	March 31,	December 31,	March 31,
	2012	2011	2011
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$2,166,858	$2,256,873	$5,621,208
Share-based compensation	(566,918)	(638,172)	(273,557)
Investment income from sale of equity interest[2]			3,662,098

GAAP net income attributable to holders of ordinary shares	$1,599,940	$1,618,701	$9,009,749

Non-GAAP diluted earnings per ADS
-Basic	$0.06	$0.06	$0.20

-Diluted	$0.06	$0.06	$0.18

[2]	Reflects the transaction in which the company sold 10.5% of the equity interest in Elyn Corporation in February 2011